                                                                               .
                                                                               .
                                                                               .


CONTACTS:
LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                   US MEDIA CONTACT:

Corporate Communications                      Hugh Mansfield                            Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.             Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                 Tel:  (416) 599-0024                      Tel:  (212) 370-5045
Email:   ir@lorusthera.com                    Email:  hugh@mcipr.com                    E-mail:  jennifer@mcipr.com


      LORUS THERAPEUTICS INC. PUBLISHES RESULTS OF VIRULIZIN(R) ANTI-TUMOUR
                  ACTIVITY IN PEER REVIEWED SCIENTIFIC JOURNAL

TSE:              LOR
OTC BB:           LORFF

TORONTO, CANADA, MARCH 27, 2003 - Scientists at Lorus Therapeutics Inc. ("Lorus") have published the results of experimental studies in mouse models bearing human tumors treated with Virulizin(R), the company's lead anti-cancer immunotherapeutic drug. The results appear in an article titled, "Anti-tumor activity of Virulizin(R), a novel biological response modifier (BRM), in a panel of human pancreatic cancer and melanoma xenografts," in Cancer Chemotherapy and Pharmacology, Volume 51, Issue 3, pages 247-255, 2003.

Virulizin(R) showed significant anti-tumor activity as a monotherapy and enhanced anti-tumor effects when used in combination with standard chemotherapy agents against a panel of human pancreatic tumors and melanoma.

Data describing the pharmacological activity of Virulizin(R) as reported in the publication, will be an important addition to the preclinical component of regulatory dossiers required to obtain marketing approval for this drug.

"These results demonstrate the very promising anti-cancer properties of Virulizin(R) and are consistent with the findings of Phase I and Phase II clinical trials performed with Virulizin(R)," said Dr. Jim Wright, chief executive officer. "Publishing in international peer reviewed journals reflects Lorus' strong commitment to research and to maintaining high scientific standards in the company's drug development process."

                                     (more)

Virulizin(R) was awarded orphan drug status and fast-track status from the United States Food and Drug Administration in clinical studies for the treatment of pancreatic cancer. The drug is approved in Mexico for the treatment of melanoma and is commercially available in Mexico through Lorus' marketing partner Mayne Pharma. Virulizin (R) is currently in a Phase III clinical trial in North America for the treatment of pancreatic cancer in combination with gemcitabine.


About Lorus
Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.


                                     - 30 -